July 17, 2020

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention: Alan Campbell

RE:	Kitov Pharma Ltd. Registration Statement on Form F-3 Filed July 10, 2020 Request for Acceleration
File No. 333-239807

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Kitov Pharma Ltd. (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form F-3 (the “Registration Statement”) to 4:00 p.m., Eastern Time on July 17, 2020, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick A. Werner, Esq. at (212) 659-4974.

Very truly yours,

Kitov Pharma Ltd.

By:	/s/ Isaac Israel
Isaac Israel
Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Jayun Koo, Esq., Haynes and Boone, LLP